UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K/A (this “Amended Report”) is furnished to amend the Report of Foreign Private Issuer furnished to the Securities and Exchange Commission on October 29, 2026 under the title “Preliminary Operating Results for the Third Quarter of 2026.” (the “Original Report”) in order to reflect the change in operating results resulting from the administrative fines imposed by the Financial Supervisory Service of Korea on Kookmin Bank in connection with past sales of certain equity-linked securities products and by the Korea Fair Trade Commission on KB Securities (as defined below).

This Amended Report amends the Original Report as follows:

1.

The table under section 1 of the Original Report titled “Preliminary Operating Results of KB Financial Group (Consolidated)” is amended as follows (the amended figures have been underlined for ease of reference):

Original Report:

(Won in millions, %)		3Q 2026	2Q 2026	% Change Increase (Decrease) (Q to Q)	3Q 2025	% Change Increase (Y to Y)
Operating revenue	Specified Quarter	24,498,249	31,757,381	(22.86)	14,972,327	63.62
	Cumulative	86,954,553	—	—	58,916,784	47.59
Net operating profit	Specified Quarter	2,367,289	2,712,548	(12.73)	2,334,990	1.38
	Cumulative	7,807,403	—	—	6,760,989	15.48
Profit before income tax	Specified Quarter	2,349,191	2,732,758	(14.04)	2,261,433	3.88
	Cumulative	7,713,089	—	—	6,911,180	11.60
Profit for the period	Specified Quarter	1,913,172	2,010,508	(4.84)	1,655,228	15.58
	Cumulative	5,840,149	—	—	5,101,930	14.47
Profit attributable to shareholders of the parent company	Specified Quarter	1,907,460	1,992,189	(4.25)	1,686,040	13.13
	Cumulative	5,792,050	—	—	5,121,733	13.09

Notes: 1)

“Operating revenue” represents the sum of interest income, fee and commission income, insurance income, reinsurance income, gain on financial assets/liabilities at fair value through profit or loss, other insurance finance income and other operating income.

Amended Report:

(Won in millions, %)		3Q 2026	2Q 2026	% Change Increase (Decrease) (Q to Q)	3Q 2025	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	24,498,249	31,757,381	(22.86)	14,972,327	63.62
	Cumulative	86,954,553	—	—	58,916,784	47.59
Net operating profit	Specified Quarter	2,367,289	2,712,548	(12.73)	2,334,990	1.38
	Cumulative	7,807,403	—	—	6,760,989	15.48
Profit before income tax	Specified Quarter	2,200,608	2,732,758	(19.47)	2,261,433	(2.69)
	Cumulative	7,564,506	—	—	6,911,180	9.45
Profit for the period	Specified Quarter	1,764,589	2,010,508	(12.23)	1,655,228	6.61
	Cumulative	5,691,566	—	—	5,101,930	11.56
Profit attributable to shareholders of the parent company	Specified Quarter	1,758,877	1,992,189	(11.71)	1,686,040	4.32
	Cumulative	5,643,467	—	—	5,121,733	10.19

Notes: 1)

“Operating revenue” represents the sum of interest income, fee and commission income, insurance income, reinsurance income, gain on financial assets/liabilities at fair value through profit or loss, other insurance finance income and other operating income.

2.

The table under section 2 of the Original Report titled “Preliminary Operating Results of Kookmin Bank (Consolidated)” is amended as follows (the amended figures have been underlined for ease of reference):

Original Report:

(Won in millions, %)		3Q 2026	2Q 2026	% Change Increase (Q to Q)	3Q 2025	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	13,826,377	11,750,941	17.66	6,444,666	114.54
	Cumulative	41,495,236	—	—	31,425,703	32.04
Net operating profit	Specified Quarter	1,573,164	1,505,435	4.50	1,573,852	(0.04)
	Cumulative	4,703,549	—	—	4,519,186	4.08
Profit before income tax	Specified Quarter	1,549,031	1,509,062	2.65	1,578,930	(1.89)
	Cumulative	4,575,832	—	—	4,490,178	1.91
Profit for the period	Specified Quarter	1,340,604	1,124,017	19.27	1,175,328	14.06
	Cumulative	3,564,846	—	—	3,345,168	6.57
Profit attributable to shareholders of the parent company	Specified Quarter	1,350,858	1,124,363	20.14	1,176,943	14.78
	Cumulative	3,576,260	—	—	3,364,548	6.29

Note: 1)	“Operating revenue” represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit or loss and other operating income.

Amended Report:

(Won in millions, %)		3Q 2026	2Q 2026	% Change Increase (Q to Q)	3Q 2025	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	13,826,377	11,750,941	17.66	6,444,666	114.54
	Cumulative	41,495,236	—	—	31,425,703	32.04
Net operating profit	Specified Quarter	1,573,164	1,505,435	4.50	1,573,852	(0.04)
	Cumulative	4,703,549	—	—	4,519,186	4.08
Profit before income tax	Specified Quarter	1,732,626	1,509,062	14.81	1,578,930	9.73
	Cumulative	4,759,427	—	—	4,490,178	6.00
Profit for the period	Specified Quarter	1,524,199	1,124,017	35.60	1,175,328	29.68
	Cumulative	3,748,441	—	—	3,345,168	12.06
Profit attributable to shareholders of the parent company	Specified Quarter	1,534,453	1,124,363	36.47	1,176,943	30.38
	Cumulative	3,759,855	—	—	3,364,548	11.75

Note: 1)	“Operating revenue” represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit or loss and other operating income.

3.

The table under section 3 of the Original Report titled “Preliminary Operating Results of KB Securities Co., Ltd. (“KB Securities”) (Consolidated)” is amended as follows (the amended figures have been underlined for ease of reference):

Original Report:

(Won in millions, %)		3Q 2026	2Q 2026	% Change Increase (Decrease) (Q to Q)	3Q 2025	% Change Increase (Y to Y)
Operating revenue	Specified Quarter	5,441,505	12,277,933	(55.68)	2,746,467	98.13
	Cumulative	26,070,376	—	—	8,951,291	191.25
Net operating profit	Specified Quarter	380,995	600,609	(36.57)	225,264	69.13
	Cumulative	1,434,718	—	—	667,919	114.80
Profit before income tax	Specified Quarter	392,601	608,584	(35.49)	213,389	83.98
	Cumulative	1,472,590	—	—	673,908	118.51
Profit for the period	Specified Quarter	273,040	450,769	(39.43)	160,067	70.58
	Cumulative	1,074,044	—	—	502,428	113.77
Profit attributable to shareholders of the parent company	Specified Quarter	272,582	449,886	(39.41)	159,172	71.25
	Cumulative	1,071,564	—	—	500,768	113.98

Notes: 1)

The above figures are based on KB Securities’ consolidated financial statements, as a result of which the figures may differ from KB Securities’ earnings results to be released at KB Financial Group’s earnings conference for the third quarter of fiscal year 2026, which are based on KB Financial Group’s consolidated financial statements.

2)	“Operating revenue” represents operating income based on KB Securities’ financial statements.

Amended Report:

(Won in millions, %)		3Q 2026	2Q 2026	% Change Increase (Decrease) (Q to Q)	3Q 2025	% Change Increase (Y to Y)
Operating revenue	Specified Quarter	5,441,505	12,277,933	(55.68)	2,746,467	98.13
	Cumulative	26,070,376	—	—	8,951,291	191.25
Net operating profit	Specified Quarter	380,995	600,609	(36.57)	225,264	69.13
	Cumulative	1,434,718	—	—	667,919	114.80
Profit before income tax	Specified Quarter	60,423	608,584	(90.07)	213,389	(71.68)
	Cumulative	1,140,412	—	—	673,908	69.22
Profit for the period	Specified Quarter	(59,138)	450,769	N.A.*	160,067	N.A.*
	Cumulative	741,866	—	—	502,428	47.66
Profit attributable to shareholders of the parent company	Specified Quarter	(59,596)	449,886	N.A.*	159,172	N.A.*
	Cumulative	739,386	—	—	500,768	47.65

Notes: 1)	The above figures are based on KB Securities’ consolidated financial statements.
2)	“Operating revenue” represents operating income based on KB Securities’ financial statements.
*	N.A. means not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: November 11, 2026	By:	/s/ Sang Rok Na
(Signature)

Name: Sang Rok Na
Title: Senior Managing Director and Chief Financial Officer